

Mail Stop 3233

October 23, 2015

Via E-mail
Ms. Nina Tran
Chief Financial Officer
Starwood Waypoint Residential Trust
1999 Harrison Street
Oakland, CA 94612

> **Re: Starwood Waypoint Residential Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response Dated September 14, 2015**
> **File No. 1-36163**

Dear Ms. Tran:

We have reviewed your September 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Investments in Real Estate, page 98

1. We note your response to prior comment two. Please confirm that you will revise future filings to define what is considered a tolerated threshold.

Form 8-K filed on May 12, 2015

Exhibit 99.1 Press Release, dated May 12, 2015

Estimated NAV, page 8

2.   We note from your response to our previous comment three that the AVM value is adjusted by the AVM provider as if such home was in "after repair" condition and that you deduct the average remaining estimated capital expense for non-stabilized homes or the average cost to repair for stabilized homes to arrive at a valuation using an AVM. Please further explain to us how you calculate the average remaining estimated capital expense and the average cost of repairs for non-stabilized and stabilized homes, respectively, and how these amounts are compared to the incremental AVM value of "after repair" homes as adjusted by the AVM provider. To the extent material, please revise your disclosure to include this information and provide us an example of your proposed disclosure.

3.   We note from your disclosure that costs of selling properties in the portfolio, including commissions and other related costs are not deducted for the purpose of calculating the estimated SFR value and estimated NAV. To the extent material, please revise your disclosure in future press releases to disclose the amount of estimated costs of selling the properties and quantify the impact on your estimated NAV per share.

4.   Please revise future press releases to disclose the relevant information you have provided in response to prior comment three. Specifically, please expand your disclosure regarding who provides the confidence index and how it is determined, information regarding the specified score and how often it falls below the specified score. Please provide us an example of your proposed disclosure.

5.   Please provide us with further clarity on how the AVMs are generated, including descriptions of the methodologies for the sub-valuation models (i.e. hedonic or multiple regression model, appraisal emulation model and time adjustment model). Also, please tell us the details of any key parameters and inputs used in each of the models, such as the number of home sale comparables used and the age of the comparables.

6.   Please further revise to disclose the material limitations of using AVMs for your calculation of Estimated NAV. Please also include a statement that the estimated SFR and NPL values are not audited. Please provide us an example of your proposed disclosure.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities